Exhibit 12.1
Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
The following table presents the ratio of earnings to combined fixed charges and preferred stock dividends and the coverage deficiency for the last five fiscal years and the six months ended June 30, 2007 (dollar amounts in thousands).

	For the Six
	Months Ended		For the Year Ended December 31,
	June 30, 2007	2006	2005	2004	2003	2002
			(in thousands)
Net loss attributed to common shareholders	$(11,154)	$(17,102)	$(20,403)	$(15,108)	$(18,525)	$(17,557)
Add: Fixed charges	$330	$808	$2,258	$2,339	$2,150	$1,453

Loss as adjusted	$(10,824)	$(16,294)	$(18,145)	$(12,769)	$(16,375)	$(16,104)

Fixed charges:
Interest expensed and capitalized	$330	$808	$1,147	$890	$701	$52
Amortized premiums, discounts and capitalized expenses related to indebtedness	$—	$—	$1,111	$1,449	$1,449	$1,401

Total fixed charges	$330	$808	$2,258	$2,339	$2,150	$1,453

Ratio of earnings to fixed charges and preferred stock dividends	Deficiency	Deficiency	Deficiency	Deficiency	Deficiency	Deficiency

Deficiency of earnings available to cover fixed charges	$(10,824)	$(16,294)	$(18,145)	$(12,769)	$(16,375)	$(16,104)

For the six months ended June 30, 2007 and the years ended December 31, 2006, 2005, 2004, 2003 and 2002, earnings were inadequate to cover fixed charges and the dollar amount of the coverage deficiency is disclosed in the above table, in thousands.